1.  NAME OF REPORTING PERSON
S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

Frontier Capital Management Company, Inc.
IRS. Identification No.: 04-2715137

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
3.  SEC USE ONLY
4. CITIZENSHIP OR PLACE OF ORGANIZATION
Boston, Massachusetts, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
5. SOLE VOTING POWER
0
6. SHARED VOTING POWER
0
7. SOLE DISPOSITIVE POWER
0
8. SHARED DISPOSITIVE POWER
0
9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXLUDES CERTAIN SHARES
(N/A)
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
0%
12. TYPE OF REPORTING PERSON*
IA

ITEM 1
a.  NAME OF ISSUER
    Oneita Industries
b.  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
    Highway 41, Conifer Street
    Andrews, SC  29510

ITEM 2
a.  NAME OF PERSON FILING
    Frontier Capital Management Company, Inc.
b.  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
    99 Summer Street, Boston, MA  02110
c.  CITIZENSHIP
    USA
d.  TITLE OF CLASS OF SECURITIES
    Common Stock
e.  CUSIP NUMBER
682655105

ITEM 3
e. This statement is filed pursuant to Rule 13d-1 (b) or 13d-2 (b) and the person filing is an investment advisor registered under section 203 of the Investment Advisors Act of 1940.

ITEM 4
OWNERSHIP
a.  AMOUNT BENEFICIALLY OWEND
    0 shares
b. PERCENT OF CLASS
0%
c. NUMBER OF SHARES AS TO WHICH SUCH PERSON HS:
i. SOLE POWER TO VOTE OR DIRECT THE VOTE -
See Page 2, Item No. 5
ii. SHARED POWER TO VOTE OR TO DIRECT THE VOTE -
    None
iii. SOLE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF -
See Page 2, Item No. 9
iv. SHARE POWER TO DISPOSE OR TO DIRECT DISPOSITION OF --
    None

ITEM 5.
OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
If this statement is being filed to report the fact that as of 12/31/97 the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ X ]

ITEM 6.
OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON
Not Applicable

ITEM 7
IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

ITEM 8
IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

ITEM 9
    NOTICE OF DISSOLUTION OF THE GROUP

ITEM 10
CERTIFICATION

The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 24, 1998
Frontier Capital Management Company, Inc.
By: Donald E. August
    Executive Vice President and Director